UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): November 2, 2007
HORIZON OFFSHORE, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-16857	72-0487309
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2500 CityWest Boulevard,	77042
Suite 2200,	(Zip Code)
Houston, Texas
(Address of principal executive offices)
(713) 361-2600
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:
☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.
     On November 2, 2007, Horizon Offshore, Inc. issued a joint press release with Cal Dive International, Inc. announcing that they had received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, for Horizon’s pending acquisition by Cal Dive. Additionally, Horizon’s board of directors has set December 10, 2007 as the date for a special meeting of stockholders to consider and vote on the proposed acquisition. All stockholders of record as of October 17, 2007 (the record date set by the board of directors) will be entitled to receive notice of, and to vote at, the special meeting of stockholder.
     A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.
Item 9.01 Financial Statements and Exhibits.
     (c) Exhibits.
99.1	Press release issued jointly by Horizon Offshore, Inc. and Cal Dive International, Inc. dated November 2, 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HORIZON OFFSHORE, INC.
By:	/s/ Ronald D. Mogel
Ronald D. Mogel
Vice President and Chief Financial Officer

Date: November 5, 2007